

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Christine West
Chief Financial officer
Endeavour Silver Corp.
1130-609 Granville Street
Vancouver
British Columbia
Canada V7Y 1G5

      Re: Endeavour Silver Corp.
          Form 40-F for the Fiscal Year Ended December 31, 2021
          Filed March 10, 2022
          File No. 001-33153

Dear Ms. West:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation